SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
AMENDMENT NO. 1
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Autobytel Inc.
(Name of Subject Company [Issuer])
Infield Acquisition, Inc., Trilogy Enterprises, Inc., and Trilogy, Inc.
(Names of Filing Persons (as offeror(s)))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
05275N106
(CUSIP Number of Class of Securities)
Lance A. Jones, Esq.
Vice President and General Counsel
Trilogy Enterprises, Inc.
6011 West Courtyard Drive
Austin, Texas 78730
(512) 874-3100
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
Copy To:
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,655,787.60	$817.79

*	Estimated solely for purposes of calculating the filing fee only. Based upon information set forth in the issuer’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission, including the Form 10-K filed March 13, 2009 and the Form 8-K filed April 8, 2009. Based on the aggregate value of the cash, securities, or other property offered by the bidder(s) for shares of common stock, $0.001 par value per share, of the issuer (together with the associated stock purchase rights, the “Shares”) at a purchase price of $0.35 net per Share (without interest and subject to applicable withholding taxes), including 45,219,679 Shares outstanding less the 3,346,003 Shares owned by such bidder(s) and the affiliates of such bidder(s).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$817.79
Form or Registration No.:	SC TO
Filing Parties:	Infield Acquisition, Inc., Trilogy Enterprises, Inc., and Trilogy, Inc.
Date Filed:	April 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☑	third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 1 to the Schedule TO amends and supplements the Tender Offer Statement on the Schedule TO filed with the Securities and Exchange Commission on April 20, 2009 (as amended and supplemented by this Amendment No. 1, the “Schedule TO”), by (a) Infield Acquisition, Inc., a Delaware corporation (“Purchaser”); (b) Trilogy Enterprises, Inc., a Delaware corporation (“Trilogy Enterprises”); and (c) Trilogy, Inc., a Delaware corporation (“Trilogy”). This Schedule TO relates to the third-party tender offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share, of Autobytel Inc., a Delaware corporation (the “Company”), together with the associated stock purchase rights (“Rights” and together with such associated shares of common stock, “Shares”), at a net price per Share equal to $0.35 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 20, 2009 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as amended or supplemented, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.
     The information required by each item in the Schedule TO is hereby incorporated herein by reference from the Offer to Purchase, including each schedule thereto, in answer to such item, except as otherwise provided herein. You should read this Amendment No. 1 together with the Schedule TO.
     Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
Items 1 through 11.
     Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
     The Offer expired at 12:01 a.m., New York City time, on Tuesday, May 19, 2009. No shares were purchased by Purchaser pursuant to the Offer, and all Shares previously tendered and not withdrawn will be promptly returned as required by law.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Infield Acquisition, Inc.
By:	/s/ Joseph A. Liemandt
	Name:	Joseph A. Liemandt
	Title:	President and Chief Executive Officer
	Date:	May 19, 2009

Trilogy Enterprises, Inc.
By:	/s/ Joseph A. Liemandt
	Name:	Joseph A. Liemandt
	Title:	President and Chief Executive Officer
	Date:	May 19, 2009

Trilogy, Inc.
By:	/s/ Joseph A. Liemandt
	Name:	Joseph A. Liemandt
	Title:	President and Chief Executive Officer
	Date:	May 19, 2009

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated April 20, 2009 (incorporated herein by reference from Exhibit 99.1(a)(1)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference from Exhibit 99.1(a)(1)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference from Exhibit 99.1(a)(1)(C) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference from Exhibit 99.1(a)(1)(D) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference from Exhibit 99.1(a)(1)(E) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference from Exhibit 99.1(a)(1)(F) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(1)(G)	Summary Advertisement published on April 20, 2009 (incorporated herein by reference from Exhibit 99.1(a)(1)(G) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(5)(A)	Letter dated April 20, 2009 from Trilogy Enterprises, Inc. to the Company (incorporated herein by reference from Exhibit 99.1(a)(5)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(5)(B)	Press Release issued April 20, 2009 by Trilogy Enterprises, Inc. (incorporated herein by reference from Exhibit 99.1(a)(5)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(a)(5)(C)	Briefs Note issued April 20, 2009 by Trilogy Enterprises, Inc. (incorporated herein by reference from Exhibit 99.1(a)(5)(C) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable